UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

July 11, 2008

Date of Report (Date of earliest event reported)

New NRG Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	000-26436	91-2159311

(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1730 LaBounty Rd. PMB 213, Ferndale, WA 98248

(Address of principal executive offices) (Zip Code)

360-384-4390

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION INCLUDED IN THIS REPORT

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 11, 2008, New NRG Inc. (NRG) signed an employment agreement with Mr. Gregory Leigh Lyons, appointing him as CEO and Director of the company. Officer's employment pursuant to this Agreement will continue for two (2) years.

Mr. Lyons has spent over 24 highly successful years working in a variety of upper management and executive positions, from the field to the boardroom, for small and large, publicly-traded and private, foreign and domestic companies. His carefully tailored career has focused on general management, corporate governance, operations, strategic planning, acquisitions and project management.

Among the many positions held by Mr. Lyons:

- Chief Operating Officer of Gas TransBoliviano S.A., a Shell/Enron controlled natural gas transmission company headquartered in Bolivia, South America.
- Vice President of Exploration and Production, Compania General de Combustibles S.A. in Buenos Aires; and director of two natural gas transmission subsidiaries,
- Vice President of Corporate Development and Director of Planning for Global Natural Resources Inc. in Houston.
- President and Director of Can West Exploration Inc., a junior exploration company operating in Colombia

In 2005, Mr, Lyons founded Sound Energy Advisors LLC ("SEA") providing corporate management and governance services to publicly-traded small cap and start-up companies, primarily companies engaged in the development of natural resources. Through SEA, Mr. Lyons is currently the sole director of Outback Energy Corp., American PetroHunter, Inc., GoldMountain Exploration Corporation and Radial Energy Inc. Past clients include Ameriwest Energy Corp., Benem Ventures, Inc., Digital Ecosystems Corp., and Open Energy Corporation.

Mr. Lyons received his Bachelor of Arts in Earth Science from the University of California, Santa Cruz in 1984 and is an Alumnus of the Harvard Business School having completed the Advanced Management Program in 2004.

He keeps current on the newest and best business practices through Executive Education, most recently attending the Strategy, Leadership, and Governance course at the Harvard Business School.

Mr. Lyons has lived and worked in many foreign countries including Venezuela, Ecuador, Bolivia,

Argentina, Colombia and Iran. In addition, he has traveled extensively on business assignments to North Africa, Europe, Russia and the FSU. He is fluent in English and Spanish.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New NRG Inc.

Date: July 11, 2008   /s/ Erik Nelson

                             Erik S. Nelson, Secretary